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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

________________________________________________________________________________

                                 FORM 10/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
              Pursuant to Section 12(b) or (g) of The Securities
                             Exchange Act of 1934

________________________________________________________________________________

                            ROBBINS & MYERS, INC.
                            --------------------
            (Exact name of registrant as specified in its charter)


        Ohio                                                  31-0424220
-----------------------                                ------------------------
(State or other                                          (I.R.S. Employer
jurisdiction of                                          Identification No.)
incorporation or
organization)

1400 Kettering Tower, Dayton, Ohio                               45423
----------------------------------------               ------------------------
(Address of principal executive offices)                       (Zip Code)

                 ____________________________________________

Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                                Name of each exchange on
  to be so registered                                which each class is to be

  Not applicable                                     Not applicable
  -------------------------                          --------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Shares without par value
                        -------------------------------
                                (Title of Class)

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Item 11.  Description of Registrant's Securities to be
          --------------------------------------------
          Registered.
          ----------

         The description of capital stock being registered reported in Item 14 of the Company's Form 10 filed April 19, 1965 is amended and restated in its entirety as follows:

                 The Company has one class of shares, namely Common Shares, without par value. The Company is authorized to issue 25,000,000 Common Shares. All of the outstanding Common Shares are fully paid and non-assessable. Shareholders do not have pre-emptive rights to purchase any securities of the Company.

                 Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The ability of the Company to pay dividends is subject to certain contractual limitations. Upon liquidation, holders of Common Shares are entitled to receive a pro-rata share of all assets available to shareholders.

                 Holders of Common Shares are entitled to one vote per share upon all matters presented to shareholders. Shareholders do, however, have cumulative voting rights in the election of directors.

                 Article II of the Company's Code of Regulations divides the Board of Directors of the Company into two classes, one class comprised of four directors and one class of three directors. One class of directors is elected each year to serve for a two-year term. Directors may not be removed from office without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company. Article II of the Code of Regulations provides that only persons who are nominated in accordance with a specified procedure are eligible for election as directors. The procedure requires that notice of the nomination, together with the specified information concerning the nominee, must be given to the Company not less than 50 nor more than 75 days prior to the meeting at which directors are to be elected. Article II may not be amended or repealed without the affirmative vote of the holders of at least two thirds of the voting power of the Company.

         CERTAIN OHIO LEGISLATION

                 Ohio's "Control Share Acquisition Act" generally requires shareholder approval of any acquisition of shares of an Ohio corporation which would result in the acquiring person first reaching or exceeding ownership of one-fifth, one-third or a majority of the total voting power of the corporation. Any such control share acquisition cannot be consummated unless authorized by the holders of:
         (i) a





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         majority of the voting power of the corporation present at a meeting of shareholders, and (ii) a majority of such voting power other than shares held by the acquiring person or an officer or employee who is a director of the corporation, and other than shares acquired by a person or group after announcement of the proposed control share acquisition if the amount so acquired exceeds 1/2% of the outstanding voting shares or was acquired for a consideration exceeding $250,000.

                 Ohio's "Merger Moratorium Act" prohibits an Ohio corporation from engaging in specified transactions such as merger, certain asset sales, certain issuances of shares, a liquidation or the like with a beneficial owner of 10% or more of the outstanding voting power of the corporation during the three-year period following the date the person became the owner of the 10% interest, unless prior to such date the transaction or the acquisition of shares was approved by the directors of the corporation. After the three-year period, such transactions may be entered into if approved by the holders of at least two-thirds of the voting power of the corporation (including by the holders of at least a majority of the shares held by persons other than an interested person, as defined in the statute) or if the consideration to be paid in the transaction is at least equal to certain specified amounts.


                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


ROBBINS & MYERS, INC.


By:/s/ Daniel W. Duval
   -------------------------------------
   Daniel W. Duval
   President and Chief Executive Officer

Date: December 13, 1995





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